SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 30, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7º andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Item
1.	Press Release entitled: “Tele Sudeste Celular Participações S.A.—Relevant Fact—Modification of the Company’s by-laws.”

TELE SUDESTE CELULAR PARTIPAÇÕES S. A.
Relevant Fact – Modification of Company’s by-laws

December 30, 2002 (01 page)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br

(Rio de Janeiro—Brazil), (December 30, 2002) – TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) in accordance with CVM Instruction # 358 from January 03, 2002, announces that the Extraordinary General Shareholders Meeting, held on December 30, 2002, and the Special Meeting of Preferred Shares Owners held on the same date, approved the modification of the heading of the article 7 and the 1st paragraph item “ii” of article 27, related to the allocation of part of the results of the fiscal year, meaning the removal of the last part, and the removal of article 26 of the Company’s by-laws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% (six per cent) per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, as previously stated in the Company’s by-laws.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date:	December 30, 2002	By:	/s/ Charles E. Allen
Name: Charles E. Allen Title: Investor Relations Director